Filed Pursuant To Rule 433

Registration No. 333-275079

January 11, 2024

Wharton Business Daily - Craig Salm

Dan And with that being said, we welcome in Craig Salm, who's chief legal officer at Grayscale, who I am expecting. They had probably a lot of smiles on your faces around your offices late yesterday, Craig, safe to say.

Craig Salm That is very safe to say, Dan, this is the culmination of nearly a decade of work of launching GBTC back in 2013, always with the intentions of uplifting it as a Bitcoin ETF when permitted by the regulatory environment. And to see that all come to fruition has just been amazing to see. And the mood at Grayscale could not be better.

Dan As as this has moved along, especially in the last few weeks. Has the was the expectation growing that this was going to happen, that, you know, you had kind of gotten to the finish line almost.

Craig Salm You never know for certain. But following our D.C. court victory back in August, where we challenged the commission on denying GBTC up listing as a Bitcoin ETF, there really started to be a shift with our engagement with the commission. There was a lot of constructive dialog leading into that. Getting into things like final bits of disclosure and mechanics around how authorized participants would interact with the product, and a lot more of those mechanical things. So we felt very good about that engagement and working with the commission on those remaining questions. But, you know, these things take time. I have to give credit to regulators with any technology, especially crypto, which is new and takes time to grapple with. But we felt really good about our engagement with them, and we were very excited to see yesterday our registration statement for GBTC go effective. And then our form 19B4 application to up list to NYSE ARCA where I'm actually today, have that be approved for the first day of trading this morning. So it couldn't be better.

Dan But you still probably do have a landscape that's going to have some regulatory, path to it, in the months and years ahead. Don't you, don't you expect that?

Craig Salm Bitcoin, the largest digital asset, is now in a Bitcoin ETF, bringing it further within the regulatory perimeter here in the US. I think that's going to have a lot of positive externalities for not just Bitcoin, but all crypto assets, because they'll have a lot more stake holders who really care about the asset class and want to see it succeed. Now that GBTC has become an ETF, and we have shown that we can bring it through a four stage product life cycle we've designed that is starting with a private placement, obtaining a public quotation on OTC markets, allowing the pods to become easier operating and then ultimately uplifting it as an ETF. We now would like to do that with all of our digital asset products. The next one in the line is a Etherium. We have an etherium trust called ETHE, which similarly is the largest Ethereum product in the world trading on OTC markets. We have filed to convert that into an ETF, and that clock will come due sometime this summer. So seeing a lot of really good engagement there, we also spend a lot of time in DC meeting with members in the House and Senate on both sides of the aisle, as they're working through issues around crypto and seeking to become educated as they're thinking about thoughtful regulations around the asset class.

Dan So you have a lot of financial institutions that are also jumping on this as well. What do you think that means for the landscape of of the Spot Bitcoin ETF as we move forward?

Craig Salm We are in great company. We have the world's largest asset managers getting into this asset class for the first time. This is something we've been doing for nearly a decade. And the fact that you're seeing the likes of these firms involved with Bitcoin ETF alongside us really is a stamp of approval. That is asset classes here to say. I could not be more confident that GBTC as a premium product, will continue to be a leader in terms of its AUM. It holds nearly $30 billion of Bitcoin. That's about 3.1% of all Bitcoin outstanding, making it the largest bitcoin ETF in the world and the second largest commodity based ETF in the world. It has trading volume today at the open. That is surpassing what it would have traded at over a mere day on its market. It's hundreds of millions of dollars in daily volume right now. So I think it's really going to show to be a large liquid product with a crypto specialist behind it.

Dan You know, Anthony Scaramucci has called, bitcoin, basically like crypto gold. I guess the question is where do we stand right now on where you think we're going with cryptocurrency in terms of it? Will it remain realistically an investment? You know, kind of path, or will we see it eventually as some level of currency?

Craig Salm Bitcoin is going through stages of money in that it is starting as a store of value, sort of like a digital gold. And I think that use case has really proven itself out. Bitcoin has many of the same features of gold, but does a lot of them even better because it is transportable anywhere around the world 24/7. So I think that's clearly one use case for Bitcoin as that store of value, as it becomes larger and more usable and may transform into more of a currency that things are using to people using to buy and sell things with. Looking down the spectrum of other crypto assets, you have Ethereum, which has more complex type of use cases, than Bitcoin and allows for things like decentralized finance. So I think one of the more fascinating things about crypto is there is no one single use case. But for Bitcoin specifically, it has clearly shown that it is performing as a digital gold of sorts.

Dan A lot of discussion this morning about the fees attached, and where you guys stand kind of in that mix. And on the higher end, do you need to address that as you move forward here?

Craig Salm We have long projected that we would be lowering the fee for GBTC upon up listing as an ETF. Earlier this week, we announced that we reduced our fee by 25%. We were very excited to make that announcement for our investors. But what you have with GBTC is a premium product. And with other ETFs, the product with the highest fee often is the one leading. And it's not necessarily the case that the largest or most liquid product does have the lowest fee. As I mentioned, GBTC based on its AUM, its liquidity, its volume, its track record. Grayscale being the crypto specialist behind it, we're confident that the fee is a reflection of the value that we brought to investors and will continue to bring to investors.

Dan And where do you think those those values around Bitcoin are headed? Obviously they're getting a bump this morning because of the activity. But what's the expectation. Can you start to to theorize that a little bit.

Craig Salm I'm not one to speculate on the price, especially as the chief legal officer at Grayscale. My job was to get this product ready, to get it over the finish line to become an ETF. We have shown that we can do that for one of our digital asset products, GBTC, and we very much intend to do that with all of our crypto products.

Dan Well, Craig, obviously it's been a fun last 24 hours for you guys after a lot of hard work. Thanks for joining us and look forward to talking to you again down the road. Is this all continues to develop? All the best.

Craig Salm Thank you Dan. Thank you so much for having me on.

Dan You got it. Craig Salm, who is the chief legal officer with Grayscale.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.